

Mail Stop 3561

January 7, 2010

Mr. David Roff
Chief Executive Officer and Chief Financial Officer
Arkson Neutraceuticals, Corp.
27 Chicora Ave
Toronto Ontario, Canada M5R 1T7

> **Re:** **Arkson Neutraceuticals, Corp.**
> **Form 10-K for Fiscal Year Ended**
> **June 30, 2009**
> **Filed September 4, 2009**
> **Response Letter Dated December 17, 2009**
> **File No. 000-52458**

Dear Mr. Roff:

We have reviewed your supplemental response letter filed December 17, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the material change in net loss as a result of your restatement. Please file an Item 4.02 Form 8-K or tell us why you believe no 8-K is required to be filed.

Form 10-K/A for the Fiscal Year Ended June 30, 2009

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note your response to comment one in our letter dated December 9, 2009 confirming
        that the financial statements for the two fiscal years ended June 30, 2009 are audited.
        However, the cumulative data is also required to be audited on an annual basis as long as
        you are in the development stage. Please confirm that all periods presented are audited
        and ask your auditors to revise the audit report to reference the period from October 2,
        1998 (Inception) through June 30, 2009. See Rule 8-02 of Regulation S-X.

3.   We note the liability for accrued audit fees did not appear to have been reduced in 2009
        for the payment of the 2008 audit fee. If true, please explain to us how your registered
        public accountant satisfies the general standard for auditor independence in Rule 2-01(b)
        of Regulation S-X. Please also see Rule No. 52, Unpaid Fees, of ET Section 191 issued
        by the Public Company Accounting Oversight Board.

Index to Financial Statements, page F-1

4.   Please plainly label each financial statement as restated and provide a footnote that
        includes the disclosure requirements of paragraph 26 of SFAS No. 154, (ASC 250-10-50-
        7.)

Item 9A. Controls and Procedures, page 10
b) Evaluation of Disclosure Controls and Procedures, page 10

5.   In view of the revision of the Form 10-K to correct a material error in the financial
        statements, please tell us why you believe your original conclusion regarding the
        effectiveness of disclosure controls and procedures was accurate.

Management's Annual Report on Internal Control over Financial Reporting, page 10

6.   We note your response to comment three in our letter dated December 9, 2009.   Please
        revise your disclosure to explicitly conclude that internal controls over financial reporting
        are effective as of the end of the period covered by the report.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

7.   Please revise your Form 10-Q to include the financial statement corrections that are
        included in the Form 10-K/A filed on December 17, 2009. Please also label the
        statements to be restated.

8.   We note your response to comment four in our letter dated December 9, 2009. However,
        your response did not discuss the level of assurance of your disclosure controls and

Mr. David Roff
Arkson Neutraceuticals, Corp.
January 7, 2010
Page 3

procedures addressed in the comment, we reissue this comment. Also, in light of the items noted in comment 5 above, please reassess your original conclusion as to effectiveness as of September 30, 2009.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at 202-551-3341 or Nasreen Mohammed at 202-551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services